Exhibit 99.1

Foresight Successfully Completes Integration into Modular Autonomous Ground Vehicles for Defense Applications

The parties started to conduct live demonstrations of the VARAN vehicle for various ministries of defense in Europe, Asia, and North America

The integration follows the previously announced Strategic Cooperation Agreement signed with VisionWave to incorporate Foresight’s 3D perception systems and Autonomous Stack into the VARAN unmanned ground vehicles

NESS ZIONA, Israel, November 12 2026- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today announced that it has successfully completed the integration of its advanced 3D perception system into the VARAN modular unmanned ground vehicles(UGV).

The integration follows the previously announced Strategic Cooperation Agreement signed with VisionWave Holdings, Inc. (“VisionWave”) in August 2026, under which Foresight’s 3D perception technology would be incorporated into VisionWave’s VARAN platform.

The project involved designated mechanical design, system-level integration, and stereoscopic calibration of Foresight’s 3D perception systems, which are based on visible light and thermal sensors, tailored to the VARAN platform’s off-road operational and environmental requirements. The integrated systems enable 3D depth perception and point cloud generation, supporting terrain intelligence, all-obstacle detection, and traversability assessments in complex off-road environments.

These capabilities provide a technological foundation for environmental perception, path planning, and obstacle avoidance, enabling autonomous navigation and mobility for unmanned ground vehicles in challenging off-road conditions and GPS-denied environments.

As a next step, Foresight aims to complete the development of a designated Autonomous Stack software package to enable fully autonomous driving capabilities in off-road environments, including multi-mission features such as go-to-point, return-to-home, and follow-the-leader.

VisionWave’s VARAN platform is a modular autonomous ground platform designed to support a diverse range of payloads and mission configurations, including drone launch and recovery canisters, remote weapon stations, intelligence, surveillance and reconnaissance systems, optical mast systems, logistics and supply modules, as well as medical, explosive ordinance disposal, electronic warfare, and route-clearance applications.

VisionWave and Foresight plan to conduct live demonstrations of a VARAN-equipped vehicle for various ministries of defense in Europe, Asia, and North America. The companies also intend to participate in the India Defense Partnership Days 2026 trade show in November 2026 and the South Korea K-DEX 2026 defense trade show.

“The successful integration of our 3D perception systems into the VARAN platform marks an important milestone in our collaboration with VisionWave,” said Haim Siboni, Chief Executive Officer of Foresight. “These capabilities establish a strong foundation for autonomous operation in complex off-road environments, and we look forward to advancing the Autonomous Stack integration as the next phase of this cooperation.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd., and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment, and unmanned aerial vehicles.

Eye-Net Mobile develops next-generation vehicle-to-everything collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “hopes,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its successful integration of the VARAN platform, its business relationship with VisionWave, the anticipated increase in business opportunities and general success that the implementation of the VARAN platform might create, the range of applications the VARAN platform has in the civilian and defense sectors, its hope to showcase a VARAN-equipped vehicle before various ministries of defense, its plan to participate in the India Defense Partnership Days 2026 trade show, and its plan to participate in the South Korea K-DEX 2026 defense trade show. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com